Exhibit 4.7

November 14, 2005

Mr. Joseph Keifer, III

L’Hermitage I

3100 N. Ocean Blvd. —#1104

Ft. Lauderdale, FL 33308

Dear Joe,

On January 31, 2003, pursuant to the terms of an Assignment Agreement between you and Henry Birks & Sons Inc. (“Birks”), Birks assigned 500,000 warrants to you pursuant to the terms of a Warrant Agreement dated August 20, 2002, between Birks and Mayor’s (the “Warrant Agreement”). As a result of certain anti-dilution provisions contained in the Warrant Agreement, as of the date hereof, you have 503,006 warrants outstanding at an exercise price of U.S.$.29 per share (the “Warrants”).

In connection with the Agreement and Plan of Merger and Reorganization, dated April 18, 2005, as amended on July 27, 2005, among Birks, Mayor’s Jewelers, Inc. (“Mayor’s”) and Birks Merger Corporation, Birks and Mayor’s have agreed to amend and restate the Warrant Agreement to delete the anti-dilutions provisions contained therein. A copy of the Amended and Restated Warrant Agreement is attached hereto as Exhibit “A” (the “Amended Warrant Agreement”).

For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, by signing in the space indicated below, you consent, acknowledge and agree that as of the date hereof, the Warrants shall be governed by, and have the rights under, the Amended Warrant Agreement.

Sincerely,

Mayor’s Jewelers, Inc.

Acknowledged and agreed to by:

Joseph Keifer, III

cc:     Sabine Bruckert

14051 N.W. 14TH STREET, SUITE 200, SUNRISE, FLORIDA 33323

954.846.8000

EXHIBIT “A”

(See Exhibit 4.4 of this Form F-3)